                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                               RIVIANA FOODS INC.
                            (Name of Subject Company)


                               RIVIANA FOODS INC.
                        (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    769536103
                      (CUSIP Number of Class of Securities)


                              ELIZABETH B. WOODARD
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               RIVIANA FOODS INC.
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 529-3251

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)


                                   COPIES TO:

                                 MARCUS A. WATTS
                            LOCKE LIDDELL & SAPP LLP
                                3400 CHASE TOWER
                                   600 TRAVIS
                              HOUSTON, TEXAS 77002
                                 (713) 226-1200

         This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 30, 2004 (as amended by Amendment No. 1 filed with the Commission on August 13, 2004, the "Schedule 14D-9") by Riviana Foods Inc., a Delaware corporation (the "Company"), relating to an offer by Ebro Puleva Partners G.P., a Delaware general partnership whose general partners are Ebro Puleva S.A., a "sociedad anonima" organized under the laws of Spain, and Herba Foods S.L., a "sociedad limitada" organized under the laws of Spain, to purchase all of the issued and outstanding shares of common stock, $1.00 par value per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 3   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 3 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled "The Merger Agreement":

         "On August 26, 2004, Parent, Purchaser and the Company entered into an amendment to the Merger Agreement (the "Amendment") in accordance with Section
2.1 of the Merger Agreement pursuant to which the parties agreed that if 90% or more of the Shares are purchased by Purchaser pursuant to the Offer, Ebro Puleva, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of Purchaser, shall be substituted for Purchaser as a constituent corporation in the Merger. The summary and description contained in this paragraph is qualified in its entirety by reference to the Amendment, which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference. "

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         "The Offer expired at 12:00 Midnight, New York City time, on Thursday, August 26, 2004. According to the Bank of New York, the depositary for the Offer, as of 12:00 Midnight, New York City time, August 26, 2004, approximately 13,312,268 Shares have been tendered pursuant to the Offer and not withdrawn and, excluding 420,491 Shares tendered by notice of guaranteed delivery, represent approximately 88.7% of all outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

         On August 27, 2004, the Company announced in a press release that Purchaser has commenced a subsequent offering period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on Wednesday, September 1, 2004, unless further extended. Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. Shares tendered during the subsequent offering period may not be withdrawn. Parent and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. The full text of the press release issued by the Company is attached hereto as Exhibit (a)(1)(G) and is incorporated herein by reference."

ITEM 9.  EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         "(a)(1)(G)       Press release issued by the Company on August 27, 2004
                          (filed herewith).

          (e)(4) Amendment to Agreement and Plan of Merger, dated as of August 26, 2004, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit
                          (d)(1)(A) of Amendment No. 4 to Schedule TO filed by Parent on August 27, 2004)."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                              RIVIANA FOODS INC.


                                              By:  /s/  W. DAVID HANKS
                                                 -----------------------------
                                                 W. David Hanks
                                                 Executive Vice President
                                                 and Assistant Secretary

Dated: August 27, 2004

                                  EXHIBIT INDEX

    Exhibit No.                          Description
-------------------  -----------------------------------------------------------
     (a)(1)(A)       Offer to Purchase, dated July 30, 2004 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO filed by
                     Parent and Sub on July 30, 2004).
-------------------  -----------------------------------------------------------
     (a)(1)(B)       Letter of Transmittal (incorporated herein by reference to
                     Exhibit (a)(1)(B) of the Schedule TO).
-------------------  -----------------------------------------------------------
     (a)(1)(C)       Letter to Stockholders of the Company dated July 30, 2004.*
-------------------  -----------------------------------------------------------
     (a)(1)(D)       Fairness Opinion of Goldman Sachs & Co. dated July 22,
                     2004.*
-------------------  -----------------------------------------------------------
     (a)(1)(E)       Press release issued by Parent on July 23, 2004
                     (incorporated herein by reference to the Schedule TO-C
                     filed by the Parent on July 23, 2004).
-------------------  -----------------------------------------------------------
     (a)(1)(F)        Press release issued by the Company on July 23, 2004
                     (incorporated herein by reference to the (a)(1)(F) Schedule
                     14D-9C of the Company filed on July 23, 2004).
-------------------  -----------------------------------------------------------
     (a)(1)(G)       Press release issued by the Company on August 27, 2004
                     (filed herewith).
-------------------  -----------------------------------------------------------
      (e)(1)         Agreement of Plan and Merger, dated as of July 23, 2004,
                     among the Parent, the Sub and the Company (incorporated
                     herein by reference to Exhibit 2.1 of Form 8-K filed by the
                     Company on July 23, 2004).
-------------------  -----------------------------------------------------------
      (e)(2)         Form of Stockholder Agreements dated as of July 23, 2004 by and among Parent, Sub and Certain Stockholders of the
                     Company (incorporated herein by reference to Exhibit (d)(4)
                     of Schedule TO).
-------------------  -----------------------------------------------------------
      (e)(3)         Confidentiality Agreement between Parent and the Company
                     dated as of May 4, 2004 (incorporated by reference to
                     Exhibit (d)(3)(A) of Schedule TO).
-------------------  -----------------------------------------------------------
      (e)(4)         Amendment to Agreement and Plan of Merger, dated as of
                     August 26, 2004, by and among Parent, Purchaser and the
                     Company (incorporated by reference to Exhibit (d)(1)(A) of
                     Amendment No. 4 to Schedule TO filed by Parent on August
                     27, 2004).
-------------------  -----------------------------------------------------------
      Annex A        Information Statement
-------------------  -----------------------------------------------------------
      Annex B        Opinion of Goldman, Sachs & Co.
-------------------  -----------------------------------------------------------

------------------------
* Previously filed